Exhibit 1

      The name of the Reporting Person is ComVest Capital, LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest Capital Management LLC, a Delaware limited liability company ("Management"), the managing member of which is ComVest Group Holdings, LLC, a Delaware limited liability company ("CGH"). Michael Falk ("Falk") is the Chairman and principal member of CGH.